Exhibit 99.1

Auna Continues to Increase OncoMexico Network’s Nationwide Presence Through Partnerships with Leading Medical Institutions

Auna Intends to Meet with Debt and Equity Investors to Assess Alternatives to Raise Funds to Expand its Operations in Mexico and Strengthen its Capital Structure

Luxembourg, September 24, 2025 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services provider in Latin America with operations in Mexico, Peru, and Colombia, today announced the expansion of its insurance network in Mexico, significantly broadening its national footprint, as well as its intent to meet with debt and equity investors.

Through partnerships with leading healthcare institutions, including Médica Sur in Mexico City, San Javier in Guadalajara, Simnsa in Tijuana, Centros Médicos de Especialidades Cd Juárez in Ciudad Juárez, and with four additional medical centers in León, Mérida, Querétaro, and Puebla, Auna now can provide its OncoMexico members integrated, high-quality care across Mexico’s most economically dynamic urban centers. In addition, Auna has also partnered with Welbe, a nationwide digital platform that enables patients to easily manage preventive care appointments, further enhancing access and strengthening patient engagement across Mexico.

To further expand Auna’s operations in Mexico, the Company plans to invest approximately US$500 million in Mexico’s principal cities during the next three to five years, building additional capacity and deepening the integration of its healthcare services to better serve local communities. Accordingly, Auna plans to arrange meetings with debt and equity investors in the coming weeks and months as it is actively evaluating alternatives to raise funds for these investments as well as to further improve its capital structure by reducing and refinancing a portion of its indebtedness. These alternatives may include potential debt and/or equity financings, with the aim of limiting leverage to three times Net Debt-to-EBITDA upon completion of these financings. There is no assurance, however, that any of these financings will be completed.

Additionally, following the recent listing of Auna’s class A shares on the Lima Stock Exchange, the Company announces that it meets the eligibility criteria for inclusion in three indices of the MSCI. While Auna is optimistic about being included in these indices, no assurances can be given that it will ultimately be included in any of them.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America.

Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of June 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,323 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s initiatives, partnerships and planned investments in Mexico, the initiatives to improve its capital structure, Auna’s target leverage ratio and Auna’s potential inclusion in certain indices. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report on Form 20-F filed on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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